UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K
(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2018
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission File Number: 001-38221

PQ Corporation Savings Plan (Amended and Restated Effective January 1, 2016)
(Full title of plan)

PQ Group Holdings Inc. 300 Lindenwood Drive Malvern, Pennsylvania, 19355
(Name of issuer of the securities held pursuant to the plan and address of its principal executive office)

PQ CORPORATION SAVINGS PLAN

Form 11-K
For the fiscal years ended December 31, 2018 and 2017

Report of Independent Registered Public Accounting Firm

Plan Administrator and Participants
PQ Corporation Savings Plan
Malvern, Pennsylvania

Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of the PQ Corporation Savings Plan (the “Plan”) as of December 31, 2018 and 2017, the related statements of changes in net assets available for benefits for the years then ended, and the related notes (collectively, the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2018 and 2017, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the United States of America federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risk of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by the Plan’s management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information
The supplemental information in the accompanying schedule, Schedule H, line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2018, has been subjected to audit procedures performed in conjunction with the audits of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but included supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Urish Popeck & Co., LLC
We have served as the Plan’s auditor since 2005.
State College, Pennsylvania
June 14, 2019

FINANCIAL STATEMENTS

PQ CORPORATION SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2018	2017
Assets
Investments, at fair value	$260,523,573	$271,348,648
Receivables:
Employer contribution	5,977,821	5,795,357
Participant notes receivable	5,113,375	5,086,813
Total receivables	11,091,196	10,882,170
Net assets available for benefits	$271,614,769	$282,230,818

The accompanying notes are an integral part of these financial statements.

PQ CORPORATION SAVINGS PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Years ended December 31,
	2018	2017
Additions
Investment income:
Dividends	$12,508,847	$9,479,077
Net (depreciation) appreciation in fair value of investments	(25,133,326)	31,207,233
Total investment (loss) income	(12,624,479)	40,686,310
Contributions:
Employer	8,837,302	9,556,126
Participants	10,132,961	9,654,926
Rollovers	1,301,237	3,223,575
Total contributions	20,271,500	22,434,627
Interest income on participant notes receivable	249,328	226,147
Total additions	7,896,349	63,347,084

Deductions
Benefits paid to participants	18,404,823	17,981,974
Administrative expenses	107,575	86,972
Total deductions	18,512,398	18,068,946

Net (decrease) increase in net assets available for benefits	(10,616,049)	45,278,138
Transfers in	—	4,091
Net assets available for benefits, beginning of year	282,230,818	236,948,589
Net assets available for benefits, end of year	$271,614,769	$282,230,818

The accompanying notes are an integral part of these financial statements.

PQ CORPORATION SAVINGS PLAN
NOTES TO THE FINANCIAL STATEMENTS

1. Description of Plan:
The following description of the PQ Corporation Savings Plan (the “Plan”) provides only general information. Participants should refer to the plan document or summary plan description for a more complete description of the Plan’s provisions.
General
The Plan is a defined contribution plan covering substantially all U.S. employees of PQ Corporation (the “Company”) and its participating affiliates. The Plan provides for a cash-deferred option and is qualified under Section 401(k) of the Internal Revenue Code (“IRC”). It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). The Plan is interpreted, administered and operated by an administrative committee (the “Benefit Plans Committee”) comprised entirely of executives of the Company.
Plan Amendment
The Third Amendment to the Plan (the “Third Amendment”) was adopted on October 1, 2018. The Third Amendment established a Company investment program as a component of the Plan, which allows for the establishment of a parent company stock account through which participants may elect to invest in common shares of PQ Group Holdings Inc., the parent of the Company (the “Parent Company”). Participant contributions in the PQ Stock Fund (the “Parent Company’s common stock”) are limited to no more than 15% of the aggregate value of each participant’s account.
Transfers in
During the year ended December 31, 2018, there were no assets transferred into the Plan.
During the year ended December 31, 2017, $4,091 of assets were transferred into the Plan, representing trailing earnings on the $21,639,415 of assets transferred during the year ended December 31, 2016 as part of a plan amendment authorizing the merger of the Eco Services 401(k) Plan into the Plan. The amounts are included in the 2017 Statements of Changes in Net Assets Available for Benefits as transfers in.
Contributions
The Plan provides for employee discretionary salary reduction (pre-tax) contributions. Non-highly compensated participating employees may elect to contribute up to 50% of their basic earnings to the Plan and highly compensated employees may elect to contribute up to 15% (“basic contributions”). The Company will make matching contributions of 50% of participants’ elective deferrals up to 6% of participants’ basic earnings. Due to limitations imposed by the IRC, the aggregate amount of compensation deferral contributions with respect to any participant could not exceed $18,500 for 2018 and $18,000 for 2017. In addition, participants who will be age 50 by the end of the plan year are eligible to make an additional catch up contribution of $6,000 for the years ended December 31, 2018 and 2017. Employees may also elect to make additional after tax contributions (“voluntary contributions”), the maximum aggregate amount of which may not exceed 10% of the employee’s basic earnings for the calendar year. Participants may also roll-over amounts representing distributions from other qualified defined contribution plans.
The Company makes annual contributions (“Annual Contributions”) for certain participants that do not accrue benefits under certain Company-sponsored defined benefit pension plans, as defined in the plan document, ranging from 4% to 8% of eligible compensation for the plan year depending on certain factors such as age and years of service. Amounts totaling $5,909,423 and $5,795,357 were contributed for the years ended December 31, 2018 and 2017, respectively, which are included in employer contributions in the Statements of Changes in Net Assets Available for Benefits.
Investment Options
Contributions to the Plan are invested, at the direction of the participants in accordance with ERISA Sec. 404(c), in a series of mutual funds or shares of common stock in the Parent Company. The Plan currently offers mutual funds or shares of the Parent Company’s common stock as investment options for participants through the Plan’s trustee, Vanguard Fiduciary Trust Company (“VFTC”). Participants determine the amount to be invested and may make changes in their investment elections at any time.

PQ CORPORATION SAVINGS PLAN
NOTES TO THE FINANCIAL STATEMENTS

Participant Accounts
Each participant’s account is credited with the participant’s contributions, Company contributions and Plan earnings (gains and losses). Participant accounts are charged directly for the expenses associated with the administration of their participant’s notes, as applicable (Note 6). Administrative or recordkeeping fees are offset by applicable credits, if any, built into fund expense ratios. Any increase or decrease in the value of the funds and all income is credited to or deducted from the participants’ accounts in direct proportion to the respective amount in each account. The benefit to which participants are entitled is the benefit that can be provided from the participants’ vested account.
Vesting and Eligibility
All participants are fully vested in their basic, voluntary and rollover contributions plus earnings thereon. Participants vest in their matching contribution account at the rate of 33-1/3% per year and become fully vested after three years of service with the Company. Employees are eligible for Plan participation on any entry date (first day of the first pay period of any calendar month) upon completion of one or more hours of service. Participants are not vested in their Annual Contributions until the completion of three years of service, at which time they become 100% vested. Notwithstanding the above, all participants become 100% vested in all accounts upon normal retirement, death or total disability.
Forfeited Accounts
Non-vested Company contributions are forfeited under Plan rules and serve to offset the Company’s future contributions. Approximately $117,000 and $146,000 in forfeitures were used to offset Company contributions during the years ended December 31, 2018 and 2017, respectively. The amount of unused forfeitures in the Plan totaled approximately $104,000 and $98,000 at December 31, 2018 and 2017, respectively.
Payment of Benefits and Withdrawals
Upon termination of service due to death, disability, retirement or other reason, any participant may elect to immediately receive a lump sum distribution or installment payments, or combination of both equal to the vested interest of his or her account. If a participant is not fully vested in the Company matching contribution portion of his or her account on the date of termination of employment, the non-vested portion is forfeited. Upon attainment of age 59 1/2, participants may withdraw, not more than once per plan year, amounts from their rollover and basic contribution accounts. In addition, participants who have made voluntary after tax contributions may make withdrawals from their voluntary contribution accounts at any time, but are limited to two withdrawals during any plan year (subject to Internal Revenue Service penalties). The Plan allows participants to make hardship withdrawals of basic contributions subject to income taxation and Internal Revenue Service penalties from some or all of their vested account balances.
Participant Notes Receivable
Eligible participants may also borrow from their accounts. The minimum that may be borrowed is $1,000. The maximum that may be borrowed is the lesser of $50,000, as adjusted, or 50% of a participant’s vested account balance. The notes are secured by the balance in the participant’s account. Principal and interest is paid ratably through monthly payroll deductions over five years or less (15 years if the note is for purchase of primary residence) with interest at rates that range from 4.25% to 8.50%, which are commensurate with prevailing rates at the time the loans are initiated. Participants must pay a note origination fee as well as an annual note maintenance fee for each note. Participant notes are valued at their outstanding balances, which approximates fair value.
Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, affected participants will become 100% vested in their accounts.

2. Summary of Significant Accounting Policies:
Basis of Accounting
The accompanying financial statements of the Plan are prepared on the accrual basis of accounting generally accepted in the United States of America.
Investment Valuation and Income Recognition
The investments of the Plan are stated at fair value. An asset’s fair value is defined as the price at which the asset could be exchanged in a current transaction between market participants. A liability’s fair value is defined as the amount that would be paid to transfer the liability to a market participant, not the amount that would be paid to settle the liability with the creditor. See Note 3 to these financial statements regarding the application of fair value measurements.

PQ CORPORATION SAVINGS PLAN
NOTES TO THE FINANCIAL STATEMENTS

Purchases and sales of investments are recorded on a trade-date basis. Interest income is recorded as earned on an accrual basis. Dividends are recorded on the ex-dividend date. Capital gain distributions are included in dividend income. The Plan presents in the Statements of Changes in Net Assets Available for Benefits the net (depreciation) appreciation in fair value of investments which consists of realized gains or losses and unrealized appreciation or depreciation on those investments.
Payment of Benefits
Benefits are recorded when paid.
Use of Estimates
The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates and these differences could be material.
Risks and Uncertainties
The Plan invests in various mutual fund investments and shares of common stock in the Parent Company. Investment securities, in general, are exposed to various risks, such as interest rate, market volatility and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the values of investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

3. Fair Value Measurements:
Accounting Standards Codification Topic 820, Fair Value Measurements and Disclosures (“ASC 820”), establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under ASC 820 are described below:
Level 1 - Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
Level 2 - Quoted prices of securities in markets that are not considered to be active or financial instruments for which all significant inputs are observable, either directly or indirectly.
Level 3 - Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.
A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.
Valuation methodologies maximize the use of relevant observable inputs and minimize the use of unobservable inputs. The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the valuation methodologies used at December 31, 2018 and 2017.
Mutual funds represent investments with various investment managers. The fair value of these investments is determined by reference to the fund’s underlying assets, which are principally marketable equity and fixed income securities. All of the Plan’s mutual fund investments are traded on national securities exchanges and are valued at their respective net asset values as of December 31, 2018 and 2017.
The Plan has an investment in the common shares of the Parent Company, which is listed on the New York Stock Exchange (“NYSE”) under the ticker symbol “PQG”. The investment in Parent Company common stock is valued based on the number of shares held by the Plan at year-end multiplied by the closing price of the Parent Company’s common stock on the NYSE as of December 31, 2018. The Plan did not hold any shares of the Parent Company’s common stock during the year ended December 31, 2017.

PQ CORPORATION SAVINGS PLAN
NOTES TO THE FINANCIAL STATEMENTS

The following tables set forth by level within the fair value hierarchy the Plan investment assets at fair value, as of December 31, 2018 and 2017. As required by ASC 820, assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The Plan had no financial liabilities as of December 31, 2018 and 2017.

	Investment Assets at Fair Value as of December 31, 2018
	Level 1	Level 2	Level 3	Total
Mutual funds	$260,372,744	$—	$—	$260,372,744
Parent Company common stock	150,829	—	—	150,829
Total investments at fair value	$260,523,573	$—	$—	$260,523,573

	Investment Assets at Fair Value as of December 31, 2017
	Level 1	Level 2	Level 3	Total
Mutual funds	$271,348,648	$—	$—	$271,348,648

4. Tax Status:
The Internal Revenue Service has determined and informed the Company by a determination letter dated September 22, 2017 that the Plan and related trust are designed in accordance with applicable sections of the IRC. The Plan has been amended since receiving the determination letter. However, the Benefit Plans Committee believes the Plan is designed and currently being operated in compliance with the applicable requirements of the IRC.
Generally accepted accounting principles require plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the relevant taxing authority. The tax positions taken include the Plan status as a qualified plan. The Benefit Plans Committee believes that the Plan is operating in a manner that does not jeopardize its tax status. Therefore, no provision for income taxes has been included in the Plan’s financial statements.
The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Benefit Plans Committee believes the Plan is no longer subject to income tax examinations for years prior to 2015.

5. Terminated Participants:
When participants terminate employment with the Company or a participating affiliate, they may choose to leave their investments in the Plan, as long as their vested balance is greater than $5,000. Terminated participants’ accounts totaled $33,117,305 and $35,621,231 as of December 31, 2018 and 2017, respectively.

6. Administrative Expenses:
Overall administrative expenses can be settled and reduced using any revenue credits built into fund expense ratios. Although not obligated to do so, the Company has historically paid any net recordkeeping expenses of the Plan. Amounts reported as administrative expenses in the Statements of Changes in Net Assets Available for Benefits represent fees paid by participants for requested services. Participants’ accounts are charged directly for these fees.

7. Related Party Transactions:
Certain Plan investments are shares of mutual funds managed by VFTC. VFTC is the trustee as defined by the Plan and therefore, these transactions qualify as party-in-interest transactions. The Plan holds shares of common stock in the Parent Company, representing qualifying employer securities as defined by ERISA. The Plan held qualifying employer securities valued at $150,829 at December 31, 2018. The Plan did not hold any qualifying employer securities at December 31, 2017.
Notes to participants also qualify as party-in-interest transactions. Participant notes receivable were $5,113,375 and $5,086,813 as of December 31, 2018 and 2017, respectively. Fees paid to VFTC by Plan participants for note initiation and administration are reflected within administrative expenses in the Statements of Changes in Net Assets Available for Benefits. Including investment advisory fees paid by Plan participants, administrative expenses totaled $107,575 and $86,972 for the years ended December 31, 2018 and 2017, respectively.
Several of the mutual funds managed by VFTC and included under the Plan offer revenue credits as part of what is built into their expense ratio. These revenue credits are used to offset and reduce the administrative and recordkeeping fees of the Plan.

8. Nonexempt Transactions:
During one payroll period in the 2017 plan year, certain employee withholdings and participant notes receivable payments totaling $128,958 were not remitted timely to the Plan by the Company. Plan management remitted the earnings associated with the untimely remittance during the 2018 plan year. Plan management has implemented controls and procedures to prevent similar errors in the future.

9. Subsequent Events:
The Company has evaluated subsequent events since the balance sheet date and determined that there are no additional items to disclose.

SUPPLEMENTAL SCHEDULE

PQ CORPORATION SAVINGS PLAN
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

EIN 23-0972750, Plan Number 003

			December 31, 2018
	Identity of Issue, (a) Borrower, Lessor, or (b) Similar Party	(c) Descriptions of Investments	(d) Number of Shares/Units	(e) Cost	(f) Market Value
*	The Vanguard Group	Vanguard PRIMECAP Fund Admiral Shares	308,121	a	$37,267,242
*	The Vanguard Group	Vanguard Institutional Index Fund	98,804	a	22,482,850
*	The Vanguard Group	Vanguard Prime Money Market Fund	20,231,946	a	20,231,946
*	The Vanguard Group	Vanguard Target Retirement 2025 Fund	1,092,358	a	18,581,009
*	The Vanguard Group	Vanguard Wellington Fund Admiral Shares	266,068	a	17,054,976
*	The Vanguard Group	Vanguard Total Bond Market Index Fund: Institutional Shares	1,604,463	a	16,766,634
*	The Vanguard Group	Vanguard Target Retirement 2020 Fund	498,320	a	14,266,898
*	The Vanguard Group	Vanguard Target Retirement 2030 Fund	425,375	a	13,110,046
*	The Vanguard Group	Vanguard Windsor II Fund Admiral Shares	216,599	a	11,956,262
*	The Vanguard Group	Vanguard Target Retirement 2035 Fund	498,126	a	9,374,736
*	The Vanguard Group	Vanguard Target Retirement 2015 Fund	598,586	a	8,296,405
*	The Vanguard Group	Vanguard Total Int Stock Index Fund Admiral Shares	307,622	a	7,804,373
*	The Vanguard Group	Vanguard Small-Cap Index Fund Investor Shares	118,931	a	7,517,633
*	The Vanguard Group	Vanguard Mid-Cap Index Fund Investor Shares	191,957	a	7,238,685
*	The Vanguard Group	Vanguard International Growth Fund Investor Shares	274,579	a	6,839,760
*	The Vanguard Group	Vanguard Explorer Fund Investor Shares	75,195	a	6,287,056
*	The Vanguard Group	Vanguard Target Retirement 2040 Fund	194,141	a	6,272,707
*	The Vanguard Group	Vanguard U.S. Growth Fund Investor Shares	157,754	a	5,294,239
*	The Vanguard Group	Vanguard Wellesley Income Fund Investor Shares	206,099	a	5,035,010
*	The Vanguard Group	Vanguard Total Stock Market Index Fund Admiral Shares	72,478	a	4,500,151
*	The Vanguard Group	Vanguard Target Retirement 2045 Fund	215,955	a	4,364,461
*	The Vanguard Group	Vanguard Target Retirement 2050 Fund	89,054	a	2,896,051
	PIMCO	PIMCO Total Return Fund, Administrative Class	243,157	a	2,414,547
	Fidelity Investments	Fidelity Capital Trust: Fidelity Value Fund	223,893	a	1,947,869
*	The Vanguard Group	Vanguard Target Retirement 2055 Fund	37,867	a	1,336,706
*	The Vanguard Group	Vanguard Target Retirement Income	57,044	a	727,313
*	The Vanguard Group	Vanguard Target Retirement 2060 Fund	16,116	a	502,347
*	The Vanguard Group	Vanguard Target Retirement 2065 Fund	246	a	4,832
*	PQ Group Holdings Inc.	PQ Stock Fund	10,184	a	150,829
*	Participants	Participant notes receivable, interest rates from 4.25% to 8.50%		—	5,113,375
	Total				$265,636,948

* - Indicates a party-in-interest to the Plan
a - The cost of participant directed investments is not required to be disclosed

See the accompanying Report of Independent Registered Public Accounting Firm.

SIGNATURE
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

PQ CORPORATION SAVINGS PLAN

Date:	June 14, 2019	By:	/s/ Susan Olafson
Susan Olafson
Director—Benefits, Compensation, HRIS & Payroll
(on behalf of the Plan Administrator)

EXHIBIT
The following exhibit is being filed as part of this Form 11-K:

Exhibit No.	Description
23	Consent of Independent Registered Public Accounting Firm